Exhibit 99.1

Secoo Announces Strategic Partnership and US$175 Million
Convertible Note Investment from L Catterton Asia and JD.com

- Partnership to Boost Secoo’s Presence and Network in the Luxury Industry -

BEIJING, July 9, 2018 (GLOBE NEWSWIRE) — Secoo Holding Limited (“Secoo” or the “Company”) (NASDAQ: SECO), Asia’s largest online integrated upscale products and services platform, today announced a US$175 million investment in the form of a three-year convertible note from L Catterton Asia (“L Catterton”), the Asian unit of the largest and most global consumer-focused private equity firm in the world, and JD.com (“JD”) (NASDAQ: JD), China’s largest retailer.

Pursuant to the convertible note and warrant subscription agreement, L Catterton and JD will subscribe for (i) a convertible note with the principal amount of US$175,000,000, convertible into certain number of Class A ordinary shares (the “Notes”); and (ii) a warrant, which entitles L Catterton to purchase from the Company 500,000 American depositary shares of the Company, two of which representing one Class A ordinary share of the Company (the “Warrants”). The principal amount outstanding under the Notes will bear interest at an aggregate compounded rate of 8% per annum until the third anniversary of the closing of the transaction, or such earlier time as the Notes are repurchased or converted prior to such date (the “Maturity Date”), subject to the payment schedule specified therein. The Notes can be converted into the Company’s fully paid Class A ordinary shares and the Warrants can be exercised any time after the first anniversary of the closing of the transaction and prior to the close of business on the second business day immediately preceding the Maturity Date.

The transaction is expected to close in the near future, subject to customary closing conditions. L Catterton and JD together will have the right to appoint a director and an observer to Secoo’s board of directors until the third anniversary of the closing of the transaction and for so long as they hold 5% of Secoo’s total issued shares thereafter on a fully diluted and as-converted basis.

Concurrently with the entries of the convertible note and warrant subscription agreement and other related transaction documents, Secoo and L Catterton have entered into a business cooperation agreement to enable Secoo to access L Catterton’s network of luxury leaders and strengthen relationships with world’s leading luxury brands. L Catterton will also strategically support Secoo on a range of initiatives, including enhancing its presence and operating efficiency.

“We are excited about this strategic partnership with L Catterton Asia and JD,” said Richard Li, Chairman and Chief Executive Officer of Secoo. “L Catterton is the leading consumer-focused investment firm in the world, and JD is China’s largest retailer and the leading e-commerce giant in China. By establishing relationships with leading partners in the consumer, luxury goods and e-commerce spaces, Secoo is poised to gain invaluable name recognition and further boost the company’s reputation in the international luxury consumer space. Through this partnership, Secoo will be able to leverage L Catterton and JD’s operational expertise and vast resources to expand and deepen our market presence not only in China, but across the globe.”

Ravi Thakran, Chairman and Managing Partner of L Catterton Asia, said, “We are thrilled to enter into a partnership with Secoo, the luxury e-commerce leader in China. E-commerce continues to play an increasingly important role for consumers across all demographics, and as evidenced by our investment, we believe that Secoo is one of the strongest high-end platforms for the Chinese consumers. We look forward to working together with Richard and his outstanding team to take Secoo to the next level and continuously build out the platform for high-end consumers.”

“This partnership will help us enhance our luxury capabilities and provide the best possible luxury shopping experience to consumers in China,” said Shengli Hu, President of JD Fashion & Lifestyle. “Chinese consumers are increasingly discerning about their luxury purchases, demanding more variety and choice than ever. As we look to continue to meet this demand, we see many potential areas for future collaboration with Secoo.”

About Secoo Holding Limited

Secoo Holding Limited (“Secoo”) is Asia’s largest online integrated upscale products and services platform as measured by GMV in 2016. Secoo provides customers a wide selection of authentic upscale products and lifestyle services on the Company’s integrated online and offline shopping platform which consists of the Secoo.com website, mobile applications and offline experience centers, offering over 300,000 SKUs, covering over 3,000 global and domestic brands. Supported by the Company’s proprietary database of upscale products, authentication procedures and brand cooperation, Secoo is able to ensure the authenticity and quality of every product offered on its platform. For more information, please visit ir.secoo.com.

About L Catterton Asia

With over US$15 billion of equity capital across six fund strategies in 17 offices globally, L Catterton is the largest and most global consumer-focused private equity firm in the world. L Catterton’s team of more than 160 investment and operating professionals partners with management teams around the world to implement strategic plans to foster growth, leveraging deep category insight, operational excellence, and a broad thought partnership network. Since 1989, the firm has made over 200 investments in leading consumer brands. L Catterton was formed through the partnership of Catterton, LVMH and Groupe Arnault. For more information about L Catterton, please visit lcatterton.com.

Launched in 2009, L Catterton Asia (previously known as L Capital Asia) is the Asian franchise of L Catterton, the world’s leading consumer growth investor. It has offices in Singapore and Mauritius, with further regional advisory presence in Hong Kong, Mumbai, Shanghai and Sydney. L Catterton Asia invests in select consumer lifestyle businesses that will benefit from growing discretionary consumption in Asian markets. L Catterton Asia leverages its strategic relationship with LVMH and Groupe Arnault across the entire investment process, from proprietary deal origination and industry-specific due diligence to post-investment operational value-add to its portfolio companies. L Catterton Asia’s investments include: Trendy International, Pepe Jeans, Gentle Monster, YG Entertainment, Impresario Entertainment & Hospitality and Sasseur — one the largest operators and developers of lifestyle-focused outlet malls in China.

About JD.com, Inc.

JD.com, Inc. is China’s leading technology-driven e-commerce company. Its cutting-edge retail infrastructure enables consumers to buy whatever they want, whenever and wherever they want it. The company has opened its technology and infrastructure to partners, brands and other sectors as part of its Retail as a Service, offering to help drive productivity and innovation across a range of industries. JD.com is the largest retailer in China, a member of the NASDAQ100 and a Fortune Global 500 company.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to Secoo management quotes and the Company’s financial outlook. These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements.  Secoo Holding Limited may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: the Company’s goals and strategies; its future business development, financial condition and results of operations; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; Chinese governmental policies relating to the Company’s industry and general economic conditions in China.  For additional information on these and other important factors that could adversely affect the Company’s business, financial condition, results of operations and prospects, please see its filings with the U.S. Securities and Exchange Commission.

Secoo Holding Limited does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Secoo Holding Limited undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:
Secoo Holding Limited
Jingbo Ma
Tel: +86 10 6588-0135
E-mail: ir@secoo.com

The Piacente Group, Inc.
Jenny Cai
Tel: +86 (10) 5730-6200
E-mail: Secoo@tpg-ir.com

In the United States:
The Piacente Group, Inc.
Brandi Piacente
Tel: +1-212-481-2050
E-mail: Secoo@tpg-ir.com